Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges and Earnings to Combined Fixed Charges and Preferred Dividends

(dollars in thousands)

	Predecessor		Successor
	Year Ended December 31,	Six Months Ended June 30,	Six Months Ended December 31,	Years Ended December 31,			Three Months Ended March 31,
	2004	2005	2005	2006	2007	2008	2009
(unaudited)
Earnings:
Pre-tax income (loss) from continuing operations after adjustments for income or loss from equity investees, capitalized interest and amortization of capitalized interest	($127,990)	$29,432	$27,765	$70,055	$88,655	($301,854)	($376,966)
Fixed Charges	28,758	7,498	8,799	19,527	20,141	16,110	2,768

Earnings	($99,232)	$36,930	$36,564	$89,582	$108,796	($285,744)	($374,198)

Fixed Charges:
Interest expense, capitalized interest and amortization of capitalized interest	$28,758	$7,498	$8,799	$19,527	$20,141	$16,110	$2,768

Ratio of earnings to fixed charges(1)(2)	—	4.9	4.2	4.6	5.4	—	—

(1)	The ratio of earnings to combined fixed charges and preferred dividends is the same as the ratio of earnings to fixed charges for the periods presented because no shares of preferred stock were outstanding during these periods.
(2)	Due to our loss for the years ended December 31, 2004 and December 31, 2008 and the three month period ended March 31, 2009, the ratio coverage was less than 1:1. The Company would have needed additional earnings of $128.0 million, $301.9 million and $377.0 million for the years ended December 31, 2004 and December 31, 2008 and the three month period ended March 31, 2009, respectively, to achieve coverage of 1:1.